

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 28, 2007

Dr. Dennis D. Keiser
Chief Executive Officer and Acting Chief Financial Officer
Intrepid Technology and Resources, Inc.
501 West Broadway, Suite 200
Idaho Falls, Idaho 82304

       **RE: Form 10-KSB for the Fiscal Year ended June 30, 2006**
          **Forms 10-QSB for the Fiscal Quarters ended September 30 and**
          **December 31, 2006**
           **File No. 30065**

Dear Dr. Keiser:

       We have reviewed these filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Property and Equipment, page 22

2. Your property and equipment represent the majority of your total assets. However, you did not disclose the estimated useful lives of your long-lived assets. Please disclose the estimated useful lives for the major classes of property and equipment that are disclosed in Note 4.

Revenue Recognition, page 23

3. You disclosed that you have a 15-year supply agreement with a local utility for biogas products. However, you do not appear to have disclosed how you recognize revenue under this supply agreement. Please disclose your revenue recognition policy with respect to the supply agreement with the local utility. Please refer to SAB Topic 13:A.

4. Please disclose your accounting policy for recognizing anticipated losses on contracts accounted for using the percentage-of-completion. Please refer to paragraphs 85-89 of SOP 81-1.

<u>Form 10-QSB for the quarter ended December 31, 2006</u>

<u>Financial Statements</u>

<u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation, page 6</u>

5.  You disclosed that your unaudited consolidated financial statements have been
    prepared in accordance with instructions to Form 10-QSB of Regulation S-X.
    Please revise to state that you prepared in accordance with Regulation S-B.

<u>Item 3 Controls and Procedures, page 15</u>

6.  You stated that disclosure controls and procedures were effective in alerting you
    on a timely basis to material information required to be included in your reports
    filed or submitted under the Exchange Act.  Please note that you have provided an
    incomplete definition of disclosure controls and procedures per Rules 13a-15(e)
    and 15d-15(e) of the Exchange Act.  Please revise your definition to clarify, if
    true, that your disclosure controls and procedures were effective to "to ensure that
    information required to be disclosed in [your] filings under the Securities
    Exchange Act of 1934 is recorded, processed, summarized and reported within
    the time periods specified in the Securities and Exchange Commission rules and
    forms."  Please also revise your definition to clarify, if true, that your disclosure
    controls and procedures were effective to ensure that information required to be
    disclosed by you in the reports that you file or submit under the Exchange Act is
    accumulated and communicated to management, including your principal
    executive and principal financial officers, or persons performing similar
    functions, as appropriate to allow timely decisions regarding required disclosure.
    Alternatively, you may simply conclude that your disclosure controls and
    procedures were effective or ineffective, whichever the case may be, without
    providing any part of the definition.

7.  Please revise your disclosure to clarify the period during which there were no
    significant changes in internal controls over financial reporting.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please submit your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief